UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)

Ultralife Corporation
(Name of Issuer)

COMMON STOCK, par value $.10
(Title of Class of Securities)

903899102
(CUSIP Number)

Bradford T. Whitmore
5215 Old Orchard Road
Suite 620
Skokie, IL 60077
Telephone:  (847) 733-1230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 3, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 903899102 Page 2 of 8 Pages

1. Names of Reporting Person

GRACE BROTHERS, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Delaware Limited Partnership

              7 Sole Voting Power
Number of       518,616 shares
Shares        8 Shared Voting Power
Beneficially    0
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          518,616 shares
With         10 Shared Dispositive Power
                0

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

518,616 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

3.1%

14. Type of Reporting Person (See instructions)
PN

Schedule 13D/A

CUSIP No. 903899102 Page 3 of 8 Pages

1. Names of Reporting Person

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
PF

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

United States

              7 Sole Voting Power:
Number of       205,915 shares
Shares        8 Shared Voting Power: 4,452,283 shares
Beneficially    (as the manager of Whitmore Holdings, LLC, which is the
Owned by	sole member of SUNRAY I, LLC, the holder of the
Each            shares)
Reporting
Person          Shared Voting Power: 1,020,927 shares
With            (as the manager of Whitmore Holdings, LLC, the holder of
                the shares)

                Shares Voting Power: 518,616 shares
                (as the manager of Whitmore Holdings, LLC, which is the general partner of Grace Brothers, LP, the holder of the shares)

              9 Sole Dispositive Power: 205,915 shares

             10 Shared Dispositive Power: 4,452,283 shares
                (as the manager of Whitmore Holdings, LLC, which is the sole member of SUNRAY I, LLC, the holder of the shares)

                Shared Dispositive Power: 1,020,927 shares
                (as the manager of Whitmore Holdings, LLC, the holder of the shares)

                Shared Dispositive Power: 518,616 shares (as the manager of Whitmore Holdings, LLC, which is the general partner of Grace Brothers, LP, the holder of the shares)

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

6,197,741 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

37.3%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 903899102 Page 4 of 8 Pages

1. Names of Reporting Person

SUNRAY I, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware

              7 Sole Voting Power: 4,452,283 shares
Number of
Shares
Beneficially
Owned by      8 Shared Voting Power: 0
Each
Reporting
Person        9 Sole Dispositive Power: 4,452,283
With

             10 Shared Dispositive Power: 0


11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,452,283 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

26.8%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 903899102 Page 5 of 8 Pages

1. Names of Reporting Person

Whitmore Holdings, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Tennessee

              7 Sole Voting Power: 1,020,927 shares
Number of
Shares
Beneficially  8 Shared Voting Power: 4,452,283 shares (as the sole
Owned by        member of SUNRAY I, LLC, the holder of the shares)
Each
Reporting       Shared Voting Power: 518,616 shares (as the
Person          general partner of Grace Brothers, LP, the holder
With            of the shares)

              9 Sole Dispositive Power: 1,020,927 shares

             10 Shared Dispositive Power: 4,452,283 shares (as the
                sole member of SUNRAY I, LLC, the holder of the shares)

                Shared Dispositive Power: 518,616 shares (as the general partner of Grace Brothers, LP, the holder of the shares)

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

5,991,826 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

36.0%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 903899102 Page 6 of 8 Pages

1. Names of Reporting Person

Bradford Whitmore Trust

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Tennessee

              7 Sole Voting Power: 0
Number of
Shares
Beneficially  8 Shared Voting Power: 4,452,283 shares (as the sole
Owned by        member of Whitmore Holdings, LLC, which is the sole
Each            member of SUNRAY I, LLC, the holder of the shares)
Reporting
Person          Shared Voting Power: 518,616 shares (as the sole
With            member of Whitmore Holdings, LLC, which is the
                general partner of Grace Brothers, LP)

                Shared Voting Power: 1,020,927 shares (as the sole member of Whitmore Holdings, LLC, the holder of the shares)

              9 Sole Dispositive Power: 0

             10 Shared Dispositive Power: 4,452,283 shares (as the
                sole member of Whitmore Holdings, LLC, which is the sole member of SUNRAY I, LLC, the holder of the shares)

                Shared Dispositive Power: 518,616 shares (as the sole member of Whitmore Holdings, LLC, which is the general partner of Grace Brothers, LP)

                Shared Dispositive Power: 1,020,927 shares (as the sole member of Whitmore Holdings, LLC, the holder of the shares)

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

5,991,826 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)
36.0%

14. Type of Reporting Person (See instructions)
OO

Page 7 of 8 Pages

The undersigned hereby amends its Schedule 13D as most recently amended on October 29, 2020 relating to the common stock ("Common Stock") of Ultralife Corporation (the "Issuer"). Grace Brothers, LP, Bradford T. Whitmore, SUNRAY I, LLC, Whitmore Holdings, LLC and Bradford Whitmore Trust are collectively referred to in this Amendment No. 9 as the "Filers".

Effective September 3, 2024, in connection with estate planning activities, Bradford T. Whitmore transferred various direct and indirect interests in the Common Stock of the Issuer to Whitmore Holdings, LLC and Bradford Whitmore Trust. In addition, BRO-GP, LLC is no longer a general partner of Grace Brothers, LP and is no longer a reporting person included as a Filer herein. This amendment to Schedule 13D is filed to update the beneficial ownership listed in the previously filed Schedule 13D, as amended, to reflect the applicable transfers.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D, as previously amended, remains unchanged.

Item 2.  Identity and Background
a. This schedule is filed by Grace Brothers, LP, a Delaware limited partnership ("Grace"), Bradford T. Whitmore ("Whitmore"), SUNRAY I, LLC, a Delaware limited liability company ("SLLC"), Whitmore Holdings, LLC, a Tennessee limited liability company("WHLLC"), and Bradford Whitmore Trust, a trust formed under the laws of the State of Tennessee
("Whitmore Trust" and, collectively with Grace, Whitmore, SLLC and WHLLC, the "Filers"). Whitmore is the sole Trustee of the Bradford Whitmore Trust, and the manager of WHLLC and SLLC.
WHLCC is the sole member of SLLC and the general partner of Grace.

b. The business address of Grace, and Whitmore is 5215 Old Orchard Road, Ste 620, Skokie, IL 60077. The business address of SLLC,
WHLLC and Whitmore Trust is 4615 Churchwood Drive, Nashville, TN
37220.

c. The principal business of Grace is to purchase, sell, invest, and trade in securities. The principal business of WHLLC is that of being a holding company for various interests. Whitmore's principal occupation is that of being trustee of Whitmore Trust and manager of WHLLC and SLLC. The principal business of SLLC is to hold shares of the Issuer's Common Stock. The principal business of Whitmore Trust is to own WHLLC and other assets.

d. None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f. Grace is a Delaware limited partnership. Whitmore is a citizen of the United States. SLLC is a Delaware limited liability company. WHLLC is a Tennessee limited liability company. Whitmore Trust was formed under the laws of the State of Tennessee.

Page 8 of 8 Pages

Item 5. Interest in Securities of the Issuer

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Filer. Regarding percentage of beneficial ownership, see Row 13 of the cover page of each Filer. Regarding sole power to vote shares, see Row 7 of the cover page of each Filer. Regarding shared power to vote shares, see Row 8 of the cover page of each Filer. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Filer. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Filer. The percentage listed in Row 13 for the Filer was calculated based on 16,623,347 shares of Common Stock reported to be outstanding on July 22, 2024, as set forth in the Issuer's Current Report on Form 10-Q for the three months ended June 30, 2024 filed with the Securities and Exchange Commission.

(c) No transactions were effected by the Filers during the past sixty days.

(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.

(e) N/A

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit No.    Description
99             Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: September 3, 2024

Grace Brothers, LP.

By:  Whitmore Holdings, LLC
Its: General Partner

/s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its:  Manager

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

SUNRAY I, LLC

By:  Whitmore Holdings, LLC
Its: Manager

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Manager

Whitmore Holdings, LLC

By: /s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its: Manager

Bradford Whitmore Trust

By: /s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its: Trustee

Exhibit 99

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be file with respect to the ownership by each of the undersigned of shares of Common Stock of Ultralife Corporation.

Dated: September 3, 2024

Grace Brothers, LP.

By:  Whitmore Holdings, LLC
Its: General Partner

/s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its:  Manager

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

SUNRAY I, LLC

By:  Whitmore Holdings, LLC
Its: Manager

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Manager

Whitmore Holdings, LLC

By: /s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its: Manager

Bradford Whitmore Trust

By: /s/ Bradford T. Whitmore
Name: Bradford T. Whitmore
Its: Trustee